Will H. Cai

+852 3758 1210

wcai@cooley.com

September 30, 2022

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Mr. Scott Anderegg
Ms. Jennifer López Molina

Re:	Skillful Craftsman Education Technology Ltd
Responses to the Staff’s Comment Letter Dated September 26, 2022
File No. 333-259498

Dear Mr. Anderegg and Ms. López Molina:

On behalf of our client, Skillful Craftsman Education Technology Ltd (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated September 26, 2022 (the “Comment Letter”) on the Amendment No.7 to the Registration Statement on Form F-3 publicly filed with the Commission on September 7, 2022 (the “Registration Statement”). In response to these comments, the Company has revised the Registration Statement and is filing Amendment No.8 to the Registration Statement (the “Amended Registration Statement”) concurrently with the submission of this response letter.

Set forth below are the Company’s responses to the Staff’s comments. The Staff’s comments are repeated below in bold and are followed by the Company’s responses. Capitalized terms used but not defined herein are used herein as defined in the Amended Registration Statement.

Amendment No. 7 to Registration Statement on Form F-3

Cover Page

1.	We note your revisions in response to our comment 1 and reissue the comment. In this regard, we note your disclosure that the VIE allows you to "(i) direct the activities of the VIE that most significantly impact the VIE’s economic performance, (ii) receive the economic benefits of the VIE that potentially could be significant to the VIE and (iii) have an exclusive option to purchase all or part of the equity interests in the VIE when and to the extent permitted by PRC law." Please avoid such characterization of your VIE. Any references to control or benefits that accrue to you because of the VIE should be limited to and clearly describe the conditions you will need to meet for consolidation of the VIE under U.S. GAAP and your disclosure should clarify that, for accounting purposes, you will be the primary beneficiary.

In response to the Staff’s comment, the Company has further revised the relevant disclosure in the 8th paragraph on cover page and pages 6 and 25 of the Amended Registration Statement.

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c/o 3501 Two Exchange Square, 8 Connaught Place, Central, Hong Kong

t: + 852 3758 1200 f: + 852 3014 7818 cooley.com

If you have any questions regarding the Amended Registration Statement, please contact the undersigned by phone at +852-3758-1210 or via e-mail at wcai@cooley.com.

Very truly yours,

/s/ Will H. Cai
Will H. Cai

cc:	Xiaofeng Gao, Co-Chief Executive Officer, Skillful Craftsman Education Technology Limited
Bin Fu, Co-Chief Executive Officer, Skillful Craftsman Education Technology Limited
Dawei Chen, Chief Financial Officer, Skillful Craftsman Education Technology Limited
Frank Parrish, Partner, TPS Thayer, LLC
Eric Huang, Partner, V&T Law Firm

c/o 3501 Two Exchange Square, 8 Connaught Place, Central, Hong Kong

t: + 852 3758 1200 f: + 852 3014 7818 cooley.com